orrick, herrington & Sutcliffe llp 51 W 52nd Street New York, New York 10019-6142 tel +1-212-506-5000 fax +1-212-506-5151 www.orrick.com Janet A. Barbiere (212) 506-3522 jbarbiere@orrick.com

November 30, 2015

Arthur C. Sandel
Special Counsel

Office of Structured Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:         Citigroup Commercial Mortgage Securities Inc.

Registration Statement on Form SF-3
Filed September 25, 2015

File No. 333-207132

Dear Mr. Sandel:

We are counsel to Citigroup Commercial Mortgage Securities Inc. (the “Registrant”) under the above-captioned draft registration statement (the “Registration Statement”). We have reviewed your letter dated October 21, 2015 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the first draft submission (the “First Draft Submission”) delivered to the Staff on September 25, 2015 and have discussed the comments contained in the Comment Letter with various representatives of the Registrant.

Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our second draft submission (the “Second Draft Submission”) submitted herewith. Included with this letter is a clean copy of the Second Draft Submission together with a copy marked to show changes implemented in response to the requests of the Staff in the Comment Letter.

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses. References to page numbers in the Second Draft Submission are to the marked version.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with

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Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that it and any issuing entity previously established, directly or indirectly, by it and any affiliate of it has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class as that covered by the Registration Statement.

2.	Please provide us with your legal analysis why you have not qualified the pooling and servicing agreement under the Trust Indenture Act (TIA), including how you believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA Section 309(a).

The Registrant believes that the pooling and servicing agreements (the “PSAs”) that will be entered into in connection with each offering under the Registration Statement are not required to be qualified under the TIA because the commercial mortgage pass-through certificates (the “Certificates”) to be issued under the PSAs will be exempt from the TIA pursuant to Section 304(a)(2) of the TIA. This conclusion is in conformity with decades of practice regarding the TIA and consistent with the United States Court of Appeals for the Second Circuit’s December 23, 2014 decision (the “Retirement Board Decision”) in Retirement Board of the Policeman’s Annuity and Benefit Fund of the City of Chicago v. The Bank of New York Mellon, 775 F.3d 154 (2d Cir. 2014), which held that the TIA does not apply to mortgage pass-through certificates issued under pooling and servicing agreements governed by New York law. Section 304(a)(2) of the TIA exempts any security that is a “certificate of interest or participation in two or more securities” that have “substantially different rights and privileges” from the provisions of the TIA. The Second Circuit in the Retirement Board Decision held that Section 304(a)(2) of the TIA exempts residential mortgage pass-through certificates issued by trusts under pooling and servicing agreements because it concluded that (i) pass-through certificates issued under such a pooling and servicing agreement are “certificates of interest” in the pool of mortgage loans included in the related trust, (ii) each pool of mortgage loans included in a trust consists of two or more mortgage loans and each such mortgage loan is a “security” for purposes of Section 304(a)(2) of the TIA (but not for purposes of the registration provisions of the U.S. Securities Act of 1933, as amended, or the anti-fraud provisions of the U.S. Securities Exchange Act of 1934, as amended) and (iii) the rights and privileges of each mortgage loan included in a trust

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differ significantly from the rights and privileges of other mortgage loans in such trust. These key factors that the court relied upon in its holding apply equally to the Certificates. Accordingly, the Registrant believes that the Certificates that will be offered under the Registration Statement are exempt from the TIA under Section 304(a)(2) of the TIA.

Because of its holding with regard to TIA Section 304(a)(2), the Second Circuit in the Retirement Board Decision indicated that it did not need to address whether pass-through certificates issued under pooling and servicing agreements are also exempt from the TIA pursuant to Section 304(a)(1) of the TIA. However, the Registrant also believes that the Certificates are exempt from the TIA pursuant to Section 304(a)(1) of the TIA. Section 304(a)(1) exempts from the TIA any security other than “(A) a note, bond, debenture, or evidence of indebtedness, whether or not secured, or (B) a certificate of interest or participation in any such note, bond, debenture, or evidence of indebtedness, or (C) a temporary certificate for, or guarantee of, any such note, bond, debenture, evidence of indebtedness, or certificate.” As discussed in the following paragraph, the Certificates are not “notes”, “bonds”, “debentures” or “evidence of indebtedness”. Rather, the Certificates will represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust.

In response to the Staff’s request, the following is the Registrant’s analysis of how it believes the Certificates differ from asset-backed securities issued as notes (“Notes”): (i) the Certificates will not be issued in the form of notes, but as certificates, while Notes are issued in the form of notes, (ii) the Certificates will be issued under a pooling and servicing agreement, while Notes are issued under an indenture, (iii) the Certificates represent beneficial ownership interests (i.e., equity) in the assets of the underlying trust (i.e., the mortgage loans), while Notes represent a debt obligation of an issuer secured by a pledge of the collateral (i.e., the mortgage loans), (iv) the Certificates do not have a stated maturity date by which all payments on the Certificates are due (the Certificates will be paid only if and when collections and proceeds are received on the underlying mortgage loans), while Notes do have a stated maturity date by which final payment must be made and (v) the Certificates are not subject to events of default that would allow the holders of the Certificates to exercise certain creditor remedies against the issuing trust, while Notes are subject to events of default (e.g., failure of issuer to pay the Notes in full on the maturity date) that allow the holders of Notes to exercise certain creditor remedies (e.g., seize the collateral and force a sale of the collateral, with resulting sale proceeds used to pay the Notes).

The Registrant understands that the Trust Indenture Act does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement).

November 30, 2015

Cover Page of the Form of Prospectus

3.	Please revise your reference here to “prospectus supplement” to refer to the “prospectus.” Refer to Section V.D.1. of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (the “2014 ABS Adopting Release”) and General Instruction IV of Form SF-3.

The Registrant has revised the reference to “prospectus supplement” on the cover page to refer to the “prospectus.”

4.	We note your statement here that “[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates” and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 32 states that “[o]ther than the subordination of certain classes of certificates... no other form of credit enhancement will be available.” Please reconcile these statements.

The Registrant has modified page 32 of the Second Draft Submission in response to the Staff’s comment.

5.	We note your bracketed disclosure on page 343 regarding a possible derivatives instrument. Please include a placeholder on the cover page of the prospectus for a brief description of the derivatives instrument and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

The Registrant has modified the cover page of the Second Draft Submission in response to the Staff’s comment.

Important Notice Regarding the Offered Certificates, page 6

6.	We note your disclaimers under this heading. In particular, we note your statement that “a contract of sale will come into being no sooner than the date on which the relevant class of offered certificates has been priced and the underwriters have confirmed the allocation of offered certificates to be made to investors.” This statement appears to be inconsistent with the Securities Act definition of sale, including the Commission’s interpretation of that definition in the context of a contract of sale. In the Securities Offering Reform Adopting Release, the Commission noted that “a contract of sale under the federal securities laws can occur before there is an unconditional bilateral contract under state law, for example when a purchaser has taken all actions necessary to be bound but a seller’s obligations remain conditional under state law.” The Commission further noted in that release that “contracts for sales of securities may not contain provisions that operate to waive a purchaser’s substantive rights under the

November 30, 2015

federal securities laws. For example, conditional contracts that bind the purchaser at an earlier date but provide that no contract of sale occurs until the final prospectus is provided would not be consistent with the definition of sale under the Securities Act nor the anti-waiver provisions of Securities Act Section 14.” See Section IV of the Securities Offering Reform Adopting Release (Release No. 33-8591). We also note your statement that “[t]his prospectus is being provided to you for information purposes only in response to your specific request.” These disclaimers are not appropriate in a registration statement or in any offering materials. Accordingly, please remove the four paragraphs under this heading in the registration statement and confirm that all offering materials will comply with the offering rules under the Securities Act, including Securities Act Rule 164 for any free writing prospectus. In addition, to the extent that your plan of distribution contemplates that the offering will be conducted in a manner that is not consistent with the anti-waiver provisions of Section 14 and the Commission’s interpretations of when a sale occurs, please conform the disclosures throughout the registration statement to eliminate such provisions, if necessary.

The Registrant has modified the disclaimers under the above heading to remove language that is inconsistent with the Securities Act definition of sale, including the Commission’s interpretation of that definition in the context of a contract of sale. The Registrant confirms that all offering materials will comply with the offering rules under the Securities Act, including Securities Act Rule 164 for any free writing prospectus.

Important Notice about Information Presented in This Prospectus, page 7

7.	We note your bold, capitalized disclosure on page 8 with respect to interest-only certificates. Please advise whether this is a risk factor and, if it is a risk factor, please move this disclosure to the risk factor section. In the alternative, please tell us why disclosure of particular risks associated with interest-only certificates warrants heightened prominence.

The Registrant believes that the bold, capitalized disclosure on page 8 with respect to interest-only certificates is in the nature of a risk factor and, accordingly, the Registrant has moved this disclosure to the risk factor section.

Summary of Terms

Relevant Parties – Significant Obligors, page 22, and Description of the Mortgage Pool – Significant Obligors, page 195

8.	We note that you contemplate including any obligor, property or lessee representing 10% or more of the asset pool as a significant obligor. Please confirm that you will also

November 30, 2015

include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor. Refer to Item 1101(k) of Regulation AB.

The Registrant confirms that it will include any group of affiliated obligors, related properties or affiliated lessees relating to any pool asset or group of pool assets as a significant obligor, in accordance with Item 1101(k) of Regulation AB.

Description of the Mortgage Pool, page 140

9.	We are unable to locate delinquency and loss information for the asset pool, including statistical information regarding delinquencies and losses. Please revise to provide this information. Refer to Items 1100(b) and 1111(c) of Regulation AB.

The Registrant has revised the “Description of the Mortgage Pool” section to include disclosure regarding delinquencies and losses with respect to the asset pool, if applicable.

Transaction Parties

The Sponsors and the Mortgage Loan Sellers – Citigroup Global Markets Realty Corp. – Review of CGMRC Mortgage Loans, page 199

10.	We note your statement that third parties will assist in the review of the assets. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, for any offering occurring on or after June 15, 2015, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

The Registrant confirms that if the Registrant or an underwriter obtain a due diligence report from a third-party provider for any offering occurring on or after June 15, 2015, the Registrant or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report the Registrant or the underwriter has obtained.

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The Trustee, page 205

11.	We note your statement that “[n]one of the Depositor, the underwriters, the Master Servicer, the Special Servicer, the Operating Advisor, the Certificate Administrator, the Sponsors or any of their affiliates takes any responsibility for this information or makes any representation or warranty as to its accuracy or completeness.” A disclaimer of liability for material information provided by the depositor or underwriters or any of their affiliates is not appropriate. Please delete the disclaimer here, and delete any other similar disclaimers in the prospectus.

The Registrant has deleted the disclaimer on page 205 and has deleted any other similar disclaimers in the prospectus, in response to the Staff’s comment.

[Credit Risk Retention], page 212

12.	Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. Refer to Rules 4(c)(1)(ii) and 4(c)(2)(ii) of Regulation RR (17 CFR Part 246).

The Registrant confirms that each sponsor will provide any required post-closing disclosure in accordance with the risk retention requirements by filing that information on Form 8-K within a reasonable period of time after the closing of any securitization.

13.	Please confirm that you will file the certification relating to qualifying CRE loans if you intend to use the exemption under the risk retention rules. Refer to Rule 17(a)(10) of Regulation RR.

The Registrant confirms that it will file the certification relating to qualifying CRE loans if it intends to use that exemption under the risk retention rules.

The Mortgage Loan Purchase Agreements

Representations and Warranties, page 254

14.	Please confirm that there is no material risk that a sponsor’s ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. Refer to Item 1104(f) of Regulation AB.

November 30, 2015

The Registrant confirms that there is no material risk that the sponsor’s ability to comply with the repurchase or replacement provisions for breaches of representations and warranties in the transaction agreements could have a material impact on the asset-backed securities or pool performance. If there is such a risk in any particular transaction relating to an identified sponsor, the Registrant will include the disclosure required by Item 1104(f) of Regulation AB in the prospectus for that transaction. The Registrant had included on page 203 of the First Draft Submission bracketed language indicating that such disclosure will be included to the extent applicable in connection with each take-down.

Annexes

15.	We note in parts of the form of prospectus that you will provide certain information in Annex A; however, Annex A lacks any bracketed disclosure regarding the certain characteristics of the mortgage loans and mortgage properties that will be provided. In your next amendment, please include bracketed disclosure about the information that will be included in Annex A.

The Registrant has modified Annex A to included bracketed disclosure regarding the certain characteristics of the mortgage loans and mortgage properties that will be provided.

November 30, 2015

Part II – Information Not Required in Prospectus

Item 13. Indemnification of Directors and Officers, page II-2

16.	Please delete your reference here to “prospectus supplement.” Refer to Section V.D.1. of the 2014 ABS Adopting Release and General Instruction IV of Form SF-3.

The Registrant has modified Item 13 of the First Draft Submission in response to the Staff’s comment.

If you have any questions regarding the foregoing, please contact the undersigned.

Sincerely,

/s/ Janet A. Barbiere

Janet A. Barbiere

cc:	Ryan O’Connor, Esq. William C. Cullen, Esq. Hughes Bates, Special Counsel